Exhibit (a)(5)
FINISAR CORPORATION
OFFER TO REPLACE ELIGIBLE OPTIONS
FREQUENTLY ASKED QUESTIONS
The following are answers to some of the questions that you may have about the Offer to Replace Eligible Options (the “Offer”). We urge you to read carefully the Offer because the information in this summary is not complete and does not contain all of the information that is important to you.
1.	WHEN DOES THE OFFER COMMENCE?
The commencement date of the Offer is December 17, 2007.
2.	WHEN DOES THE OFFER EXPIRE?
The Offer will expire on January 18, 2008, at 9:00 p.m. Pacific Standard Time, unless we extend the Offer. If the Offer is extended, we will make a public announcement of the extension no later than 9:00 a.m. Eastern Standard Time on the next business day following the previously-scheduled expiration date of the Offer.
3.	HOW AND WHEN DO I TENDER MY ELIGIBLE OPTIONS?
Using your login and password, you must log on to the Offer website at https://finisar.equitybenefits.com/ and click on the “Make an Election” button to proceed with your election. You will be directed to the first page of the Election Form. You will need to check the appropriate boxes next to each of your Eligible Options to indicate whether or not you are tendering your Eligible Options for replacement in accordance with the terms of the Offer. After completing the Election Form, you will be allowed to review the elections you have made with respect to your Eligible Options. If you are satisfied with your elections, you will proceed to the Agreement to the Terms of Election page. Only after you agree to the Agreement to the Terms of Election will you be directed to the Print Confirmation page. Please print and keep a copy of the Print Confirmation page for your records. You will then be deemed to have completed the election process.
If you are not able to submit your election electronically via the Offer website as a result of technical failures inherent to the website, such as the website being unavailable or the website not accepting your election, or if you do not otherwise have access to the Offer website for any reason (including lack of internet services), you must complete a paper Election Form and return it to the Company via facsimile to 1-888-606-7624.
If you decide to participate in the Offer, you must complete the election process in the foregoing manner by 9:00 p.m. Pacific Standard Time on January 18, 2008. If we extend the Offer beyond January 18, 2008, you must complete the process before the extended expiration date of the Offer.
4.	DURING WHAT PERIOD OF TIME MAY I CHANGE MY ELECTION WITH RESPECT TO MY ELIGIBLE OPTIONS?
You may change your previously submitted election at any time prior to 9:00 p.m. Pacific Standard Time on January 18, 2008 (or any extended expiration date of the Offer). If you would like to change your election, you must log on to the Offer website at https://finisar.equitybenefits.com/, complete and submit a new Election Form. You should print a copy of your new Election Form and Print Confirmation page and keep those documents with your other records for this Offer. Alternatively, you may change your existing election by completing a new paper Election Form and returning it via facsimile to 1-888-606-7624.
You may change your previously submitted elections as many times as you would like prior to the expiration of the Offer.

5.	WHAT DO I DO IF I FIND AN ERROR REGARDING MY ELIGIBLE OPTIONS IN THE ELECTION FORM?
If you think there is an error in the information contained on your Election Form, please contact the Finisar Tender Offer Call Center at 1-800-516-4699 or finisarcc@sos-team.com.
6.	WHERE CAN I OBTAIN A COPY OF THE ELECTION FORM?
To obtain a copy of the Election Form please log onto the Offer website at https://finisar.equitybenefits.com/. If you would like a paper copy of the Election Form, please contact the Finisar Tender Offer Call Center at 1-800-516-4699 or finisarcc@sos-team.com.
7.	WHAT WILL HAPPEN TO MY TENDERED OPTIONS?
If Finisar accepts your tendered options pursuant to the terms of the Offer, then each of those options will be cancelled and immediately replaced with a new option that is the same as the tendered option, except that the exercise price per share will be equal to the lower of (i) the fair market value of Finisar’s common stock on the revised measurement date determined for that option for financial accounting purposes or (ii) the closing selling price per share of such common stock on the expiration date of the Offer.
However, if an Eligible Option you tender for replacement has an exercise price per share at or above the closing selling price per share of Finisar common stock on the expiration date of the Offer, that option will be canceled and immediately replaced with a new option that is exactly the same as the canceled option, including the same exercise price per share but with a new grant date. Such cancellation and re-grant is necessary in order to avoid adverse taxation of that option under IRC Section 409A.
8.	WHERE CAN I FIND MY LOGIN AND PASSWORD?
To log on to the Offer website, use your login and password. Your login is the portion of your Finisar email address that precedes “@finisar.com”. For example, if your Finisar email address is john.smith@finisar.com, your login is john.smith. Your password is the last four digits of your Social Security number.
9.	WHAT ARE SOME OF THE KEY DATES TO REMEMBER?
The commencement date of the Offer is December 17, 2007.
The Offer will expire at 9:00 p.m. Pacific Standard Time on January 18, 2008 (unless we extend the Offer).
The Eligible Options will be replaced on January 18, 2008 (unless we extend the Offer) after the 9:00 p.m. Pacific Standard Time expiration of the Offer.
The RSUs will be granted on January 18, 2008 (unless we extend the Offer) after the 9:00 p.m. Pacific Standard Time expiration of the Offer.
The shares of Finisar common stock underlying any RSUs will be issued on January 6, 2009.
10.	WHO CAN I TALK TO IF I HAVE QUESTIONS ABOUT THE OFFER?
For additional information or assistance, you should contact the Finisar Tender Offer Call Center at 1-800-516-4699 or
finisarcc@sos-team.com.

2